FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                         PURSUANT TO RULE 13A - 16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                For the quarterly period ended February 29, 2004


                                    ICON PLC
                               (Registrant's name)


                                     0-29714
                            (Commission file number)


          South County Business Park, Leopardstown, Dublin 18, Ireland.
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Yes___X___ No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                         Yes______ No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                          Yes______ No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes_______ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

                                    ICON PLC

                    QUARTERLY PERIOD ENDED FEBRUARY 29, 2004


CONTENTS                                                                  PAGE


General..................................................................    1

Condensed Consolidated Balance Sheets as at
February 29, 2004 and May 31, 2003.......................................    2

Condensed Consolidated Statements of Operations for the
three and nine months ended February 29, 2004 and 2003...................    3

Condensed Consolidated Statements of Cash Flows for the
nine months ended February 29, 2004 and 2003.............................    4

Condensed Consolidated Statements of Shareholders' Equity
and Comprehensive Income.................................................    5


Notes to the Condensed Consolidated Financial
Statements...............................................................    6


Management's Discussion and Analysis of Financial
Condition and Results of Operations......................................    12


Signature Page...........................................................    21

                                    ICON PLC

GENERAL

As used herein, "ICON", the "Company" and "we" refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

BUSINESS

We are a contract research organization, or "CRO", providing clinical research and development services on a global basis to the pharmaceutical and biotechnology industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 2,450 employees and operations in 33 locations in 20 countries. For the nine months ended February 29, 2004, we derived approximately 63.1%, 33.4%, and 3.5% of our net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.

                                    ICON PLC

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                    AS AT FEBRUARY 29, 2004 AND MAY 31, 2003

                                                                                        (UNAUDITED)          (AUDITED)
                                                                                      FEBRUARY 29, 2004    MAY 31, 2003
                                                                                                     (IN THOUSANDS)
ASSETS
Current Assets:
      Cash and cash equivalents.......................................................         $67,114         $18,311
      Accounts receivable.............................................................          73,888          74,645
      Unbilled revenue................................................................          56,340          44,783
      Other receivables...............................................................           7,915           4,385
      Deferred taxes..................................................................              32              32
      Prepayments and other current assets............................................           9,487           8,326
                                                                                         -------------   -------------
      Total current assets............................................................         214,776         150,482

Other Assets:
      Property, plant and equipment, net..............................................          43,182          39,503
      Goodwill........................................................................          62,158          45,029
                                                                                         -------------   -------------

Total Assets..........................................................................        $320,116        $235,014
                                                                                         =============   =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
      Accounts payable................................................................        $ 9,338          $11,092
      Payments on account.............................................................         59,979           45,763
      Other liabilities...............................................................         30,660           28,289
      Taxes payable...................................................................         10,281            4,385
      Bank creditlines and loan facilities............................................              -            7,126
                                                                                         -------------   -------------

       Total current liabilities......................................................        110,258           96,655
Other Liabilities:
      Long term government grants.....................................................          1,177            1,140
      Deferred consideration - loan notes.............................................          1,403                -
      Other liabilities...............................................................            242              309
  Shareholders' Equity:
      Ordinary Shares, par value 6 euro cents per share; 20,000,000 shares authorized, 13,637,996 shares issued and outstanding at February 29, 2004
      and
      11,841,557 shares issued and outstanding at May 31, 2003                                    966              841
      Additional paid-in capital......................................................        109,017           61,164
      Accumulated other comprehensive income..........................................         11,415            7,787
      Merger reserve..................................................................             47               47
      Retained earnings...............................................................         85,591           67,071
                                                                                         -------------   -------------

Total Shareholders' Equity............................................................        207,036          136,910
                                                                                         -------------   -------------

Total Liabilities and Shareholders' Equity............................................       $320,116         $235,014
                                                                                         =============   =============

 The accompanying notes are an integral part of these condensed consolidated financial statements.

                                    ICON PLC

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
   FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 29, 2004 AND FEBRUARY 28, 2003
                                   (UNAUDITED)

                                                                             THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                           FEBRUARY     FEBRUARY         FEBRUARY      FEBRUARY
                                                                            29             28              29              28
                                                                           2004           2003            2004           2003
                                                                               (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
   Revenue:
      Gross revenue....................................... .......        $112,831        $79,205        $332,181        $236,270
      Subcontractor costs........................................          (35,969)       (19,894)       (113,177)        (76,565)
                                                                        ------------  -------------    ------------  --------------
      Net revenue................................................            76,862         59,311         219,004         159,705

   Costs and expenses:
      Direct costs...............................................            42,502         33,366         120,271          87,507
      Selling, general and administrative expense................            22,708         17,890          65,774          49,481
      Depreciation ..............................................             2,894          1,869           8,215           5,017
                                                                        ------------  -------------    ------------  -------------

      Total costs and expenses...................................            68,104         53,125         194,260         142,005
                                                                        ------------  -------------    ------------  --------------

   Income from operations........................................             8,758          6,186          24,744          17,700
   Interest income...............................................               163            178             333             594
   Interest expense..............................................              (88)           (58)           (136)           (215)
                                                                        -----------  --------------    ------------  -------------

   Income before provision for income taxes......................             8,833          6,306          24,941          18,079
   Provision for income taxes....................................           (2,182)        (1,709)         (6,421)         (5,090)
                                                                        ------------  -------------    ------------  -------------

   Net income....................................................            $6,651         $4,597         $18,520         $12,989
                                                                        ============  =============    ============  ==============
   Net income per Ordinary Share:
      Basic......................................................             $0.49          $0.39           $1.45           $1.10
                                                                        ============  =============    =============  =============
       Diluted...................................................             $0.47          $0.38           $1.39           $1.07
                                                                        ============  =============    ============  ==============

Weighted average number of Ordinary Shares outstanding:

        Basic....................................................        13,622,514     11,818,704      12,797,089      11,804,576
                                                                        ============  =============   ==============  =============

        Diluted..................................................        14,070,194     12,220,266      13,288,688      12,169,875
                                                                        ============  =============   =============  ==============


The accompanying notes are an integral part of these condensed consolidated financial statements.

                                    ICON PLC

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
        FOR THE NINE MONTHS ENDED FEBRUARY 29, 2004 AND FEBRUARY 28, 2003
                                   (UNAUDITED)


                                                                                           NINE MONTHS ENDED
                                                                                     FEBRUARY 29         FEBRUARY 28
                                                                                      2004               2003
                                                                                                (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income................................................                              $18,520            $12,989
Adjustments to reconcile net income to net cash provided by operating activities:............................................
   Loss on disposal of fixed assets.......................                                    -                  5
   Depreciation...........................................                                8,215              5,017
   Amortization of grants.................................                                 (26)               (20)
Changes in assets and liabilities:
   Decrease in accounts receivable........................                                4,710              4,395
   Increase in unbilled revenue...........................                             (11,803)           (22,704)
   Decrease/ (increase) in other receivables..............                                2,184            (2,044)
   Increase in prepayments and other current assets.......                                (743)            (2,752)
   Increase in payments on account........................                               12,236             17,762
   Decrease in other liabilities..........................                              (3,710)              (185)
   Increase in taxes payable..............................                                5,673              3,887
   (Decrease)/ increase in accounts payable...............                              (4,445)                213
                                                                                 ---------------    ---------------

Net cash provided by operating activities.................                               30,811             16,563
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of fixed assets...............................                              (9,697)           (11,157)
   Sale of short term investments.........................                                    -             23,190
   Purchase of short term investments.....................                                    -            (4,639)
   Purchase of subsidiary.................................                             (11,180)           (35,721)
   Cash acquired with subsidiary .........................                                  891              1,910
     Payments in respect of prior period acquisitions                                   (1,588)            (3,078)
                                                                                 ---------------    ---------------

Net cash used in investing activities.....................                             (21,574)           (29,495)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of bank overdraft...............................                              (7,126)            (1,941)
Proceeds from issuance of share capital...................                               45,705                  -
Proceeds from exercise of share options...................                                3,696                441
Share issuance costs......................................                              (1,178)                  -
Repayment of other liabilities............................                                (162)              (136)
                                                                                 ---------------    ---------------
Net cash provided by/ (used in) by financing activities...                               40,935            (1,636)
Effect of exchange rate movements on cash.................                              (1,369)                139
                                                                                 ---------------    ---------------

NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS.....                               48,803           (14,429)
Cash and cash equivalents at beginning of period..........                               18,311             36,291
                                                                                 ---------------    ---------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD................                              $67,114            $21,862
                                                                                 ===============    ===============


The accompanying notes are an integral part of these condensed consolidated financial statements.

                                    ICON PLC

               CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS'
                        EQUITY AND COMPREHENSIVE INCOME
                                   (UNAUDITED)

                                                                              ACCUMULATED
                                                             ADDITIONAL          OTHER
                                                               PAID-IN       COMPREHENSIVE     RETAINED   MERGER
                                         SHARES      AMOUNT    CAPITAL          INCOME         EARNINGS   RESERVE     TOTAL

                                                     (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


 BALANCE AT MAY 31, 2003............   11,841,557      $841       $61,164             $7,787    $67,071        $47   $136,910


 Comprehensive Income:
   Net income.......................           -         -             -                 -       18,520          -     18,520
   Currency translation adjustment..           -         -             -             3,628            -          -      3,628
                                                                                                                    -----------
   Total comprehensive income.......                                                                                   22,148
   Exercise of Share Options........     296,439         21         3,675                  -          -          -      3,696
   Shares issued....................   1,500,000        104        45,601                  -          -          -     45,705
   Share Issue costs................           -          -       (1,423)                  -          -          -    (1,423)
                                        _________      ____        ______            _______     ______     ______     ______
     BALANCE AT FEBRUARY 29, 2004     13,637,996      $966      $109,017             $11,415    $85,591        $47   $207,036

The accompanying notes are an integral part of these condensed consolidated financial statements.

                                    ICON PLC

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                                FEBRUARY 29, 2004


1. BASIS OF PRESENTATION

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates. There has been no significant change in ICON plc's accounting policies from those outlined in ICON's annual report on Form 20-F for the year ended May 31, 2003, except as described below.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with the United States generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON's 2003 annual report on Form 20-F. Operating results for the nine months ended February 29, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending May 31, 2004.



2. ACQUISITIONS

Acquisition of Globomax

On September 9, 2003, the Company acquired 100% of the outstanding shares of Globomax LLC, based in Maryland, USA, for an initial cash consideration of U.S.$10.9 million, excluding costs of acquisition. Earn-out provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of U.S.$4.0 million depending on the performance of Globomax over the period from date of acquisition to May 31, 2006. Such potential additional consideration will be accounted for as goodwill. The total amount of goodwill is expected to be tax deductible.

The acquisition of Globomax has been accounted for as a purchase in accordance with SFAS No. 141, "Business Combinations". The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

                                                       AT SEPTEMBER 9,
                                                                  2003
                                                        (IN THOUSANDS)
       Property, Plant and Equipment                               370
       Goodwill                                                 13,134
       Cash                                                        891
       Other Current Assets                                      3,306
       Current liabilities                                     (6,376)
       ----------------------------------------------------------------
       ----------------------------------------------------------------
       Purchase Price                                          $11,325
       ----------------------------------------------------------------



The results of Globomax have been included in the consolidated financial statements from September 9, 2003.

Prior Period Acquisitions

On July 25, 2003, August 20, 2003, August 29, 2003 and September 11, 2003,
additional cash payments totaling U.S.$110,897 were made to the former shareholders of Barton & Polansky Associates, Inc. ("BPA") and Managed Clinical Solutions, Inc. ("MCS"), as part of the working capital provisions in the applicable acquisition contract. We acquired BPA and MCS on October 9, 2002.

On May 31, 2003, an amount of Stg(pound)1.225 million (U.S.$2.0 million) was accrued in relation to the Medeval Group Limited ("Medeval") acquisition, a company we acquired on January 24, 2003, as the first earn-out target identified in the acquisition contract was reached on this date. It was provided in the applicable acquisition agreement that the form of the earn-out would consist of cash payable to one specific named selling shareholder, with the balance due to the other selling shareholders being in the form of guaranteed loan notes. These guaranteed loan notes have a repayment date of 3 years from the date of issue but are exercisable six months from that date. On September 30, 2003, Stg(pound)0.472 million (U.S.$0.8 million) was paid in cash to the specific named selling shareholder. On the same date, Stg(pound)0.753 million (U.S.$1.403 million) of guaranteed loan notes were issued to the remaining selling shareholders and are included in Deferred consideration - loan notes.

On October 2, 2003, a cash payment of U.S.$421,000 was made to the former shareholders of UCT (U.S.) Inc.as part of the earn-out provisions in the contract. This represents the final payment due to the former shareholders of UCT under the acquisition contract.

On December 30, 2003, a cash payment of Stg(pound)100,000 (U.S.$176,897) was made to the former shareholders of YRCR Limited. This represents the final payment due to the former shareholders of YRCR under the acquisition contract.

The pro forma effect of the BPA, MCS, Medeval and Globomax acquisitions if completed on June 1, 2002 would have resulted in net revenue, net income and earnings per share for the three and nine months ended February 29, 2004 and February 28, 2003 as follows:


                                                                        THREE MONTHS ENDED                NINE MONTHS ENDED
                                                                       FEBRUARY 29    FEBRUARY 28     FEBRUARY 29   FEBRUARY 28
                                                                          2004            2003           2004          2003
                                                                             (IN THOUSANDS)                 (IN THOUSANDS)
       Net Revenue                                                       $76,862        $64,882        $222,030        $185,835
       Net Income                                                         $6,651        $5,180         $18,696         $14,811
       Basic Earnings per Share                                            $0.49        $0.44           $1.46           $1.25
       Diluted Earnings Per Share                                          $0.47        $0.42           $1.41           $1.22

In August 2002, a $900,000 distribution was made to the former shareholders of BPA and MCS, which was recorded as other expenses. In July 2001 and 2002, dividends were paid to the former shareholders of Medeval of Stg(pound)25,679 (U.S.$36,148) and Stg(pound)109,700 (U.S.$168,134) respectively which were also recorded as other expenses. These payments are included in the pro forma results.

An effective tax rate of 35.0% was imputed on the profits before tax of Globomax LLC for the periods prior to acquisition.

3. GOODWILL


                                                                          NINE MONTHS ENDED          YEAR ENDED
                                                                                FEBRUARY 29              MAY 31
                                                                                       2004                2003
                                                                             (IN THOUSANDS)       (IN THOUSANDS)
       Opening Balance                                                              $45,029             $10,093
       Arising during the year                                                       13,134              32,302
       Arising   on   earn-out    (current   and   prior   year                         709               2,003
       acquisitions)
       Exchange Movement                                                              3,286                 631
       ------------------------------------------------------------------------------------------------------------

       Closing Balance                                                                 $62,158             $45,029
       ============================================================================================================

4. NET INCOME PER ORDINARY SHARE

Basic net income per Ordinary Share has been computed by dividing net income available to ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the period. Diluted net income per Ordinary Share is computed by adjusting the weighted average number of Ordinary Shares outstanding during the period for all potentially dilutive Ordinary Shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential Ordinary Shares.

There is no difference in net income used for basic and diluted net income per Ordinary Share. The reconciliation of the number of shares used in the computation of basic and diluted net income per Ordinary Share is as follows:


                                                                        THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                          FEBRUARY       FEBRUARY      FEBRUARY       FEBRUARY
                                                                                29             28            29             28
                                                                              2004           2003          2004           2003

Weighted average number of Ordinary Shares outstanding for
basic net income per Ordinary Share                                     13,622,514     11,818,704    12,797,089     11,804,576
Effect of dilutive share options outstanding                               447,680        401,562       491,599        365,299
                                                                 ------------------ -------------- ------------- --------------
Weighted average number of Ordinary Shares for diluted net
income per Ordinary Share                                               14,070,194     12,220,266    13,288,688     12,169,875
                                                                 ================== ============== ============= ==============


5. BUSINESS SEGMENT INFORMATION

The Company's areas of operation outside of Ireland principally include the United States, United Kingdom, Germany, France, The Netherlands, Latvia, Israel, Sweden, Australia, Argentina, Japan, Singapore, South Africa, Canada and India. Segment information for the three and nine month periods ended February 29, 2004 and February 28, 2003 are as follows:




     a) The distribution of net revenue by geographical area was as follows:


                                                                  THREE MONTHS ENDED            NINE MONTHS ENDED
                                                              FEBRUARY          FEBRUARY    FEBRUARY           FEBRUARY
                                                                    29                28          29                 28
                                                                   2004             2003        2004               2003
                                                                     (IN THOUSANDS)                  (IN THOUSANDS)
       Ireland*                                                  $9,366           $6,118     $27,523            $18,419
       Rest of Europe                                            18,171            8,865      45,633             23,795
       U.S.                                                      46,660           42,860     138,232            113,439
       Rest of the World                                          2,665            1,468       7,616              4,052
       -----------------------------------------------------------------------------------------------------------------

       Total                                                    $76,862          $59,311    $219,004           $159,705
       -----------------------------------------------------------------------------------------------------------------
       -----------------------------------------------------------------------------------------------------------------

* All sales shown for Ireland are export sales.

b) The distribution of net revenue by business segment was as follows:

                                                                             THREE MONTHS ENDED            NINE MONTHS ENDED
                                                                         FEBRUARY          FEBRUARY    FEBRUARY         FEBRUARY
                                                                               29                28          29               28
                                                                              2004             2003        2004             2003
                                                                               (IN THOUSANDS)                  (IN THOUSANDS)
       Central laboratory                                                   $7,212           $6,185     $19,549          $19,402
       Clinical research                                                    69,650           53,126     199,455          140,303
       ----------------------------------------------------------------------------------------------------------------------------

       Total                                                               $76,862          $59,311    $219,004           $159,705
       ----------------------------------------------------------------------------------------------------------------------------


c) The distribution of income from operations by geographical area was as follows:

                                                                             THREE MONTHS ENDED            NINE MONTHS ENDED
                                                                          FEBRUARY          FEBRUARY   FEBRUARY           FEBRUARY
                                                                                29               28          29                 28
                                                                              2004             2003        2004               2003
                                                                               (IN THOUSANDS)                  (IN THOUSANDS)
       Ireland                                                              $3,454           $1,230      $8,390             $2,129
       Rest of Europe                                                        2,150                9       3,886              1,325
       U.S.                                                                  2,572            4,893      11,299             13,813
       Rest of the World                                                       582               54       1,169                433
       ----------------------------------------------------------------------------------------------------------------------------

       Total                                                                $8,758           $6,186     $24,744            $17,700
       ----------------------------------------------------------------------------------------------------------------------------


d) The distribution of income from operations by business segment was as follows:

                                                                             THREE MONTHS ENDED            NINE MONTHS ENDED
                                                                         FEBRUARY         FEBRUARY     FEBRUARY           FEBRUARY
                                                                               29               28           29                 28
                                                                             2004             2003         2004               2003
                                                                                (IN THOUSANDS)                  (IN THOUSANDS)
       Central laboratory                                                   $(483)           $(451)    $(2,796)               $259
       Clinical research                                                     9,241            6,637      27,540             17,441
       ----------------------------------------------------------------------------------------------------------------------------

       Total                                                                $8,758           $6,186     $24,744            $17,700
       ----------------------------------------------------------------------------------------------------------------------------

e) The distribution of property, plant and equipment, net, by geographical area was as follows:

                                           FEBRUARY 29,             MAY 31,
                                                   2004               2003
                                                        (IN THOUSANDS)
       Ireland                                  $18,315            $17,003
       Rest of Europe                             7,179              6,316
       U.S.                                      16,635             15,066
       Rest of the World                          1,053              1,118
       --------------------------------------------------------------------

       Total                                    $43,182            $39,503
       --------------------------------------------------------------------

f) The distribution of property, plant and equipment, net, by business segment was as follows:

                                                FEBRUARY 29,            MAY 31,
                                                       2004               2003
                                                           (IN THOUSANDS)
       Central laboratory                            $3,994             $3,560
       Clinical research                             39,188             35,943
       ------------------------------------------------------------------------

       Total                                        $43,182            $39,503
       ------------------------------------------------------------------------


g) The distribution of depreciation by geographical area was as follows:


                                                                             THREE MONTHS ENDED            NINE MONTHS ENDED
                                                                          FEBRUARY         FEBRUARY    FEBRUARY           FEBRUARY
                                                                                29               28          29                 28
                                                                              2004             2003        2004               2003
                                                                               (IN THOUSANDS)                  (IN THOUSANDS)
       Ireland                                                                $965             $605      $2,691             $1,599
       Rest of Europe                                                          476              290       1,320                719
       U.S.                                                                  1,367              902       3,948              2,512
       Rest of the World                                                        86               72         256                187
       --------------------------------------------------------------------------------------------------------- ------------------

       Total                                                                $2,894           $1,869      $8,215             $5,017
       --------------------------------------------------------------------------------------------------------- ------------------


h) The distribution of depreciation by business segment was as follows:


                                                                             THREE MONTHS ENDED            NINE MONTHS ENDED
                                                                         FEBRUARY          FEBRUARY    FEBRUARY           FEBRUARY
                                                                                29               28          29                 28
                                                                              2004             2003        2004               2003
                                                                               (IN THOUSANDS)                  (IN THOUSANDS)
       Central laboratory                                                     $239             $160        $766               $490
       Clinical research                                                     2,655            1,709       7,449              4,527
       ----------------------------------------------------------------------------------------------------------------------------

       Total                                                                $2,894           $1,869      $8,215             $5,017
       ----------------------------------------------------------------------------------------------------------------------------

i) The distribution of total assets by geographical area was as follows:

                                         FEBRUARY 29,            MAY 31,
                                                2004               2003
                                              (IN THOUSANDS)
       Ireland                               $88,059            $59,838
       Rest of Europe                         89,533             60,982
       U.S.                                  139,505            110,602
       Rest of the World                       3,019              3,592
       -----------------------------------------------------------------

       Total                                $320,116           $235,014
       -----------------------------------------------------------------

j) The distribution of total assets by business segment was as follows:

                                          FEBRUARY 29,            MAY 31,
                                                 2004               2003
                                                     (IN THOUSANDS)
       Central laboratory                     $20,185            $19,175
       Clinical research                      299,931            215,839
       ------------------------------------------------------------------

       Total                                 $320,116           $235,014
       ------------------------------------------------------------------

                                    ICON PLC


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis should be read in conjunction with the unaudited Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our Annual Report on Form 20-F for the fiscal year ended May 31, 2003. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

OVERVIEW

We are a contract research organization, or "CRO", providing clinical research and development services on a global basis to the pharmaceutical and biotechnology industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 2,450 employees and operations in 33 locations in 20 countries. Our main operations are in the United States and Europe. For the nine months ended February 29, 2004, we derived approximately 63.1%, 33.4%, and 3.5% of our net revenue in the United States, Europe and Rest of World, respectively.

We earn revenues by providing a number of different services to our clients. These services include clinical trials management, biometric activities, consulting and laboratory services. We recognize biometric, consulting and laboratory revenues on a fee-for-service basis. Our laboratory service contracts are multiple element arrangements, with laboratory kits and laboratory testing representing the contractual elements. We determine the fair values for these elements, each of which can be sold separately, based on objective and reliable evidence of their respective fair values. Our laboratory contracts entitle us to receive non-refundable set up fees and we allocate such fees as additional consideration to the contractual elements based on the proportionate fair values of the elements. We recognize revenues for the elements on the basis of the number of deliverable units completed in a period.

We recognize clinical trials revenue on the basis of the relationship between time incurred and the total estimated duration of the contract as this represents the most accurate pattern over which our contractual obligations are fulfilled. We invoice our customers upon achievement of specified contractual milestones. This mechanism, which allows us to receive payment from our customers throughout the duration of the contract, is not reflective of revenue earned. We recognize revenues over the period from the awarding of the customer's contract to study completion and acceptance. This requires us to estimate total expected revenue, time inputs, contract costs, profitability and expected duration of the clinical trial. These estimates are reviewed periodically and, if any of these estimates change or actual results differ from expected results, then an adjustment is recorded in the period in which they become readily estimable.

As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All subcontractor costs, and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As no profit is earned on these costs, which vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Direct costs consist primarily of compensation and associated fringe benefits for project-related employees and other direct project driven costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services, advertising costs and all costs related to facilities and information systems.

As the nature of our business involves the management of projects having a typical duration of one to three years, the commencement, completion, curtailment or early termination of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although domiciled in Ireland, we report our results in U.S. dollars. As a consequence, the results of our non-United States based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currency of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. We have twelve operations trading in U.S. dollars, four trading in Euros, three in pounds Sterling, and one each in Australian Dollars, Singapore Dollars, Yen, Israeli New Shekels, Latvian Lats, Swedish Krona, Argentine Peso, South African Rand, Indian Rupee, Russian Rouble, Hungarian Forint, Canadian dollar and Chinese Yuan Renminbi. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often pounds Sterling, U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and hedge a portion of these, using forward exchange contracts, where natural hedges do not cover them. The introduction of the Euro on January 1, 1999, also reduced our exposures as four of our offices, and many of the countries where we are carrying out projects are within the Euro zone.

We have received capital and revenue grants from Enterprise Ireland, an Irish government agency. We record capital grants as deferred income, which are credited to income on a basis consistent with the depreciation of the relevant asset. Grants relating to operating expenditures are credited to income in the period in which the related expenditure is charged. The capital grant agreements provide that in certain circumstances the grants received may be refundable in full. These circumstances include sale of the related asset, liquidation of the Company or failing to comply in other respects with the grant agreements. The operating expenditure grant agreements provide for repayment in the event of downsizing of the Company calculated by reference to any reduction in employee numbers. We have not recognized any loss contingency having assessed as remote the likelihood of these events arising. Up to February 29, 2004, we have received $1,557,014 and $1,896,249 under the capital grants and operating grants, respectively. Pursuant to the terms of the grant agreements we are restricted from distributing some of these amounts by way of dividend or otherwise.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

RESULTS OF OPERATIONS

THREE MONTHS ENDED FEBRUARY 29, 2004 COMPARED WITH THREE MONTHS ENDED FEBRUARY 28, 2003

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

                                                    THREE MONTHS ENDED
                                              FEBRUARY 29,       FEBRUARY 28,                          2003
                                                     2004               2003                        TO 2004
                                                                                                  PERCENTAGE
                                                      PERCENTAGE OF NET REVENUE                     INCREASE

Net revenue............................             100.0%             100.0%                          29.6%
Costs and expenses:
Direct costs...........................              55.3%              56.3%                          27.4%
Selling, general and administrative....              29.5%              30.2%                          26.9%
Depreciation and amortization..........               3.8%               3.1%                          54.8%
Income from operations.................              11.4%              10.4%                          41.6%


Net revenue increased by $17.6 million or 29.6%, from $59.3 million to $76.9 million. This improvement arose through a combination of increased business from existing clients, business won from new clients and revenues from acquisitions not included in the comparative period. The additional revenues from these acquisitions (Medeval & Globomax) amounted to $4.5 million for the three months ended February 29, 2004. Including the impact of acquisitions, revenues in the United States and Europe/Rest of World grew

8.9% and 83.6% respectively. For the three months ended February 29, 2004, net revenue for our central laboratory business grew by 16.6% from $6.2 million to $7.2 million while our clinical research segment grew by 31.1% from $53.1 million to $69.7 million over the comparable period. The growth in net revenue is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the Pharmaceutical and Biotechnology industries, an underlying increase in Research and Development spending and consolidation in the CRO industry.

Direct costs increased by $9.1 million, or 27.4%, from $33.4 million to $42.5 million, primarily due to increased staff numbers needed to support increased project related activity and increased direct costs arising from the acquisitions amounting to $2.5 million. Direct costs, as a percentage of net revenue decreased from 56.3% in the three months to February 28, 2003 to 55.3% for the quarter ended February 29, 2004, or 55.5% when the effects of acquisitions have been excluded.

Selling, general and administrative expense increased by $4.8 million, or 26.9%, from $17.9 million to $22.7 million. The increase in costs is due to the continued expansion of our operations and additional selling, general and administrative costs from acquisitions of $2.7 million not included in the comparative period. As a percentage of net revenue, selling, general and administrative expenses, decreased from 30.2% in the three months to February 28, 2003, to 29.5% for the quarter ended February 29, 2004 or 27.7% when the effects of acquisitions have been excluded.

Depreciation increased by $1.0 million, or 54.8%, from $1.9 million to $2.9 million. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity and increased cost arising from acquisitions of $0.1 million in the current quarter. As a percentage of net revenue, depreciation and amortization increased from 3.1% of net revenues in the three months to February 28, 2003, to 3.8% for the three months ended February 29, 2004. Excluding the effects of acquisitions, it was 3.8%.

Income from operations increased by $2.6 million, or 41.6%, from $6.2 million to $8.8 million, including acquisitions. This improvement is due to increased levels of activity carried out across the Company together with the acquisition of Medeval and Globomax. As a percentage of net revenue, including the effect of acquisitions, income from operations increased from 10.4% in the three months to February 28, 2003, to 11.4% for the quarter ended February 29, 2004. For the quarter, income from operations, as a percentage of net revenue, for the central laboratory was (6.7%) from (7.3%) in the same quarter in fiscal 2003. The central laboratory constitutes approximately 9% of our business. Operating margins for our clinical research segment increased from 12.5% in the three months ended February 28, 2003, to 13.3% for the three months ended February 29, 2004.

Net interest income for the three months ended February 29, 2004, was $0.75 million compared to $0.12 million for the equivalent period last year. Net cash invested increased from $11.2 million at May 31, 2003, to $67.1 million at February 29, 2004, due principally to the net proceeds of $44.3 million raised in our secondary offering in August 2003. Lower interest rates for the third quarter when compared to the same period last year, contributed to the lower returns on our investments.

Our effective tax rate for the three months ended February 29, 2004 was 24.7% compared to 27.1% for the comparable period last year. The decrease in the effective rate was due to a change in the geographic distribution of pre-tax earnings.

NINE MONTHS ENDED FEBRUARY 29, 2004 COMPARED WITH NINE MONTHS ENDED FEBRUARY 28, 2003

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.


                                                              NINE MONTHS ENDED
                                              FEBRUARY 29,       FEBRUARY 28,                   2004 TO 2003
                                                  2004               2003
                                                                                                PERCENTAGE
                                                        PERCENTAGE OF NET REVENUE                INCREASE

Net revenue............................             100.0%             100.0%                     37.1%
Costs and expenses:
Direct costs...........................              54.9%              54.8%                     37.4%
Selling, general and administrative....              30.0%              31.0%                     32.9%
Depreciation and amortization..........               3.8%               3.1%                     63.7%
Income from operations.................              11.3%              11.1%                     39.8%


Net revenue increased by $59.3 million or 37.1%, from $159.7 million to $219.0 million. This improvement arose through a combination of increased business from existing clients, business won from new clients and revenues from acquisitions not included in the comparative period. The additional revenues from these acquisitions (BPA, MCS, Medeval & Globomax) amounted to $21.0 million for the nine months ended February 29, 2004. Including the impact of acquisitions, revenues in the United States and Europe /Rest of World grew 21.9% and 74.6% respectively. For the nine months ended February 29, 2004, net revenue for our central laboratory business increased by 0.8% from $19.4 million to $19.5 million while our clinical research segment grew by 42.2% from $140.3 million to $199.5 million over the comparable period. The growth in net revenue is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the Pharmaceutical and Biotechnology industries, an underlying increase in Research and Development spending and consolidation in the CRO industry.

Direct costs increased by $32.8 million, or 37.4%, from $87.5 million to $120.3 million, primarily due to increased staff numbers needed to support increased project related activity and increased direct costs arising from the acquisitions amounting to $11.9 million. Direct costs, as a percentage of net revenue increased from 54.8% in the nine months to February 28, 2003 to 54.9% for the nine months ended February 29, 2004. Excluding the effects of acquisitions it was 55.3%.

Selling, general and administrative expense increased by $16.3 million, or 32.9%, from $49.5 million to $65.8 million. The increase in costs is due to the continued expansion of our operations and additional selling, general and administrative costs from acquisitions of $7.7 million not included in the comparative period. As a percentage of net revenue, selling, general and administrative expenses, decreased from 31.0% in the nine months to February 28, 2003, to 30.0% for the nine months ended February 29, 2004 or 27.7% when the effects of acquisitions have been excluded.

Depreciation expense increased by $3.2 million, or 63.7%, from $5.0 million to $8.2 million over the same period last year. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity and increased cost arising from acquisitions of $0.5 million not included in the comparative period. As a percentage of net revenue, depreciation and amortization increased from 3.1% of net revenues in the nine months to February 28, 2003, to 3.8% for the nine months ended February 29, 2004, or 3.8% when the effects of acquisitions have been excluded.

Income from operations increased by $7.0 million or 39.8%, from $17.7 million to $24.7 million, including acquisitions. This improvement is due to increased levels of activity carried out across the Company together with the acquisition of BPA, MCS, Medeval and Globomax. As a percentage of net revenue, including the effect of acquisitions, income from operations increased to 11.3% from 11.1% in the comparative period. For the nine months, income from operations, as a percentage of net revenue, for the central laboratory was (14.3%) from 1.3% in the same period in fiscal 2003. This fall was due to a lower than anticipated level of processing activity in fiscal 2004 compared to last year. The central laboratory constitutes approximately 9% of our business. Operating margins for our clinical research segment increased from 12.4% in the nine months ended February 28, 2003, to 13.8% for the nine months ended February 29, 2004.

Net interest income for the nine months ended February 29, 2004, was $196,485 compared to $379,623 for the equivalent period last year. Net cash invested increased from $11.2 million at May 31, 2003, to $67.1 million at February 29, 2004, due principally to the net proceeds of $44.3 million raised in our secondary offering in August 2003. Lower interest rates for the first nine months when compared to the same period last year contributed to the lower returns on our investments.

Our effective tax rate for the nine months ended February 29, 2004 was 25.7% compared to 28.2% for the comparable period last year. The decrease in the effective rate was due to a change in the geographic distribution of pre-tax earnings and the impact of acquisitions.


LIQUIDITY AND CAPITAL RESOURCES

The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flows from operations, net proceeds of $49.1 million raised in our initial public offering in May 1998 and net proceeds of $44.3 million, raised in our secondary offering in August 2003. Our principal cash needs are payment of salaries, office rents, travel expenditures and payments to subcontractors. The aggregate amount of employee compensation, excluding stock compensation expense, paid by us and our subsidiaries in the nine months ended February 28, 2003 and February 29, 2004, amounted to $96.0 million and $128.7 million, respectively. Investing activities primarily reflect capital expenditures for facilities and for information systems enhancements, the sale and purchase of short-term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognized as income on a percentage of completion basis as the work is performed. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in instalments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

As of February 29, 2004, our working capital amounted to $104.5 million, compared to $53.8 million at May 31, 2003, principally due to the receipt of net proceeds of the secondary offering of $44.3 million. The other significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding, decreased from 64 days at May 31, 2003 to 57 days at February 29, 2004.

Net cash provided by operating activities was $30.8 million in the nine months ended February 29, 2004, compared to $16.6 million in the nine months ended February 28, 2003.

Net cash used in investing activities was $21.6 million in the nine months ended February 29, 2004, compared to $29.5 million in the nine months ended February 28, 2003.

Net cash provided by financing activities was $40.9 million in the nine months ended February 29, 2004, compared with $1.6 million used in financing activities in the nine months ended February 28, 2003. The main reason for this increase is the receipt of the net proceeds of $44.3 million, following the sale of 1,500,000 American Depositary Shares in August 2003 by the Company.

As a result of these cash flows, cash and cash equivalents increased by $48.8 million in the nine months ended February 29, 2004, compared to a decrease of $14.4 million in the nine months ended February 28, 2003.

On July 3, 2003, ICON entered into a facility agreement (the "Facility Agreement") for the provision of a term loan facility of U.S.$40 million, multi-currency overdraft facility of $5 million; and revolving credit facility of $15 million (the "Facilities") with The Governor and Company of the Bank of Ireland and Ulster Bank Ireland Limited (the "Banks"). The obligations of the borrowers under the Facilities are secured by certain composite guarantees and indemnities and pledges in favour of each of the banks. This facility bears interest at an annual rate equal to the Banks Prime Rate plus three quarters of one percent. ICON is entitled to make borrowings under a term loan facility of $40 million and a multi currency overdraft facility of $5 million. As at February 29, 2004, the full amount of these facilities were available to be drawn down. ICON Clinical Research, Inc. (a subsidiary of ICON plc) is entitled to make borrowings under a revolving credit facility of $15 million. As at February 29, 2004, the full amount of this facility was available to be drawn down.

On November 17, 1998, we entered into an overdraft facility (the "A.I.B. facility") for (euro)2,539,000 ($3,157,247) with Allied Irish Banks plc ("A.I.B."). This facility bore an annual interest rate equal to A.I.B. Bank's Prime Rate plus one-quarter of one percent. The full sum of the unpaid principal and interest was repayable on demand. This facility was terminated on July 3, 2003.

On July 29, 2002, we entered into an additional A.I.B. facility for STG(pound)50,000 ($93,144) This facility bore interest at an annual rate equal to A.I.B. Bank's Prime Rate plus two percent. The full sum of the unpaid principal and interest was repayable on demand. This facility was terminated on July 3, 2003.

Our U.S. subsidiary, ICON Clinical Research, Inc. (the "Borrower"), had a $12 million secured line of credit (the "PNC Facility") with PNC Bank N.A. ("P.N.C."). The PNC Facility bore interest at an annual rate equal to PNC's Prime Rate less three-quarters of one percent. The full sum of the unpaid principal and interest was payable on demand. The PNC Facility was secured by a first priority security interest in certain assets of the Borrower. This facility was terminated on July 3, 2003.

We have entered into an overdraft agreement with A.I.B., whereby we guaranteed any overdrafts of our subsidiaries, ICON Clinical Research GmbH and ICON Clinical Research Israel Ltd., up to an amount (euro)112,484 ($139,874) and $250,000 (ILS 1,122,687), respectively. As at February 29, 2004, the full German and Israeli facilities were available to be drawn down.

We expect to spend approximately $16.0 million in the next twelve months on further investments in information technology, the expansion of existing facilities and the addition of new offices, and expect an increased level of spending in subsequent years. We believe that we will be able to fund our additional foreseeable cash needs for the next twelve months from cash flow from operations and existing cash balances. In the future, we will consider acquiring further businesses to enhance our service offerings and global presence. Any such acquisitions may require additional external financing and we may from time to time seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to us.


INFLATION

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.


NEW ACCOUNTING PRONOUNCEMENTS

In November 2001, the Emerging Issues Task Force, or EITF, released EITF Issue 01-14, "Income Statement Characterization of Reimbursements Received for `Out of Pocket' Expenses Incurred", requiring companies to report reimbursed costs as part of gross revenues. Reimbursed costs include such items as payments to investigators and travel costs for our clinical research staff. The Company does not generally earn a profit on these costs. The Company has always included such reimbursed costs within the measure of gross revenues and adoption of EITF Issue 01-14 had no effect on the reported results.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance of the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning June 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which have been adopted for the transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 did not have a material impact on the Company's results of operations and financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS 146 addresses financial accounting reporting for costs associated with exit or disposal activities and nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity". SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 did not have a material impact on our results of operations and financial postion.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"), This interpretation addresses the disclosure to be made by a guarantor in its financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The disclosure requirements in this Interpretation are effective for financial statements of interim and annual periods ending after December 15, 2002. The recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantors fiscal year-end. Adoption of FIN 45 did not have a significant effect on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123" ("SFAS 148"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The enhanced disclosure requirements are included in the financial statements. The Company has decided to continue to account for stock options in accordance with the provisions of APB No. 25.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), which interprets Accounting Research Bulletin ("ARB") No. 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB No. 51 with respect to the consolidation of certain entities (variable interest entities - "VIE's") to which the usual condition for consolidation described in ARB No. 51 does not apply because the controlling financial interest in VIE's may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIE's and the holder of a significant variable interest in VIE's to disclose certain information relating to their involvement with the VIE's. The provisions of FIN 46 apply immediately to VIE's created after January 31, 2003, and to VIE's in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIE's in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company did not create or obtain an interest in a VIE after January 31, 2003 and does not expect the impact of fully adopting FIN 46 to have a significant impact on our financial statements.

On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. Under SFAS No. 133, the Company's foreign exchange contracts do not qualify for hedge accounting treatment. The Company does not expect the impact of adopting Statement 149 to have a significant impact on our financial statements.

On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of Statement 150 did not have a significant impact on our financial statements.

The Emerging Issues Task Force (EITF) has reached a final consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, specifically how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with a possible alternative means of adoption by applying the new rules to existing contracts and recording the effect of adoption as a cumulative effect of a change in accounting principle. The Company have adopted EITF Issue No. 00-21 on June 1, 2003 and it did not have a significant impact on the financial statements.


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

In December 2003, the FASB issued SFAS Statement No. 132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No.132 (revised)"). SFAS No. 132 (revised) will revise employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. SFAS No.132 (revised) will retain and revise the disclosure requirements contained in the original SFAS No.132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit costs of denied benefit pension plans and other postretirement benefit plans. The company will present the disclosures required by this statement in its annual report for the year ended May 31, 2003.


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


LEGAL PROCEEDINGS

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.


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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                                    ICON PLC





March 26, 2004
                                                    /s/ Sean Leech
---------------------------                         ----------------------------
Date                                                Sean Leech
                                                    Chief Financial Officer




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